[Copano Energy, L.L.C. Letterhead]

January 8, 2009

VIA EDGAR AND FACSIMILE (202) 772-9204
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Scott Anderegg

Re:           Copano Energy, L.L.C. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Definitive Proxy Statement filed on Schedule 14A
Filed April 4, 2008
Form 10-Q for Fiscal Quarters Ended March 31, June 30 and September 30, 2008
Filed May 9, August 8 and November 7, 2008, respectively
File No. 1-32329

Dear Mr. Anderegg:

This letter is in response to your correspondence dated December 23, 2008 concerning the Company’s filings referenced above.  In that letter, you asked that we respond to the your comments within 10 business days or advise the staff of the Securities and Exchange Commission (the “Staff”) when we will respond.  The Company respectfully advises the Staff that the Company will not respond within the 10 business day period.  The Company expects to respond no later than Friday, January 16, 2009.

If you have any questions or concerns regarding this letter, then please contact Jeffery K. Malonson of Vinson & Elkins L.L.P. at (713) 758-3824.

Sincerely,

/s/ Douglas L. Lawing

Douglas L. Lawing